Exhibit 99.1

Alterity Therapeutics Appoints Daniel O. Claassen, M.D., M.S., as Chief Medical Advisor

- Neurology and Movement Disorder Specialist Adds Deep Clinical and Development Expertise –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 4 March 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that Daniel O. Claassen, M.D., M.S., was appointed Chief Medical Advisor and will begin his role in March 2026. As a tenured professor, Dr. Claassen will also retain his academic appointment at Vanderbilt University Medical Center.

Dr. Claassen is a board-certified neurologist and internationally recognized expert in neurodegenerative diseases, with more than two decades of clinical and translational research in movement disorders and cognitive and behavioral neurology. He has authored hundreds of peer-reviewed publications and secured sustained competitive grant funding from agencies including the National Institutes of Health, the U.S. Department of Defense, and numerous foundations. Dr. Claassen is a sought-after investigator and collaborator in translational neuroscience and has served as principal investigator on numerous clinical trials, working across academic medical centers and industry partnerships to advance new therapies for neurodegenerative disorders.

“I am thrilled to welcome Dr. Claassen as our new Chief Medical Advisor, bringing deep clinical and development expertise to our organization at a pivotal time for Alterity,” said David Stamler, M.D., Chief Executive Officer of Alterity. “Daniel’s highly distinguished track record focused on patient care and clinical trial conduct in neurodegenerative diseases will be invaluable as we advance ATH434 into Phase 3. Daniel was the coordinating investigator for our Phase 2 study and has been a key contributor to our ATH434 program in multiple system atrophy from the outset, so he is exceptionally well qualified to help guide our next phase of growth and execution.”

Daniel Claassen, M.D. added, “Serving as Chief Medical Advisor for Alterity represents a unique opportunity to translate my academic research and clinical trial experience into the development of new treatments for neurodegenerative diseases. Given the urgent need for disease-modifying therapies and the clinically meaningful slowing of multiple system atrophy progression observed with ATH434 in Phase 2, I am excited to help advance this program into a pivotal trial. I look forward to guiding the clinical development of ATH434 in MSA and helping bring additional novel therapeutic candidates into the clinic.”

Dr. Daniel Claassen is Professor of Neurology at Vanderbilt University Medical Center, where he previously served as Chief of the Division of Behavioral and Cognitive Neurology. A specialist in movement disorders and cognitive neuroscience, he focuses on the diagnosis, treatment, and study of neurodegenerative disease, with a particular emphasis on MSA. His research program spans clinical trials, translational neuroscience, and biomarker discovery. In addition to leading multiple therapeutic studies and directing a laboratory investigating the biological mechanisms of neurodegeneration through advanced neuroimaging, cognitive neuroscience, and patient-derived biomarkers, Dr. Claassen also serves as Chief Executive Officer of the Huntington’s Study Group, where he oversees international research initiatives and organizational strategy to accelerate therapy development.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors:

Tara Speranza

Head of Investor Relations and Communications

tsperanza@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.